	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
	Estimated average burden
	hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67885

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/25__ AND ENDING __03/31/26__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Tangent Capital Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__14 Wyndham Road__
(No. and Street)

__Short Hills__   __NJ__   __07078__
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Richard M. Feldman__   __212-392-4838__   __rfeldman@mavenstrategic.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Sanville & Company__
(Name – if individual, state last, first, and middle name)

__2617 Huntingdon Pike__   __Huntingdon Valley__ __PA__   __19006__
(Address)   (City)   (State)   (Zip Code)

__09/18/2003__   __169__
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adrienne Yost Hart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tangent Capital Partners, LLC, as of March 31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TANGENT CAPITAL PARTNERS, LLC

Statement of Financial Condition

March 31, 2026

Tangent Capital Partners, LLC
Statement of Financial Condition Index
March 31, 2026



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Tangent Capital Partners, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Tangent Capital Partners, LLC (the "Company") as of March 31, 2026, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

sanville and company

We have served as the Company's auditor since 2024
Huntingdon Valley, Pennsylvania
May 21, 2026

3


Tangent Capital Partners, LLC
Statement of Financial Condition
March 31, 2026


Assets

Cash	$	435,519
Accounts receivable		83,001
Desk fees receivable		43,750
Prepaid expenses		11,811
Other assets		3,203
Total Assets	$	577,284

Liabilities and Members' Equity

Liabilities:

Commissions and transactional fees payable	$	160,622
Accounts payable and accrued expenses		43,336
Deferred revenue		26,250
		230,208
Members' equity		347,076
Total Liabilities and Members' Equity	$	577,284


See accompanying notes to the Statement of Financial Condition


1. ORGANIZATION

Tangent Capital Partners, LLC (the "Company") was organized in Delaware and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is majority owned by Tangent Holdings, LLC (the "Parent"). The Company is a non-clearing broker and does not handle any customer funds or securities.

The Company offers private placement distribution, investment banking consulting and management services to its customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities. Actual results can differ from those estimates.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's Net Capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its President as the Chief Operating Decision Maker as specified in ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The evaluation of credit impairment requires immediate recognition of estimated credit losses expected to occur. The estimate of expected credit losses is based on relevant information about past events, current economic conditions, and reasonable forecasts of future economic conditions that affect the ability to collect the receivable. Based on this assessment, no allowance for doubtful accounts was deemed necessary at March 31, 2026.

Income Taxes

The Company is considered a disregarded entity for tax purposes. Any tax liabilities due as a result of the Companies operations shall be borne by the Parent. As such, no tax provision is made by the Company.

The Company recognizes and measures tax positions based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The U.S. Federal jurisdiction and the State of New York are the major tax jurisdictions where the Parent files income tax returns.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). This revenue recognition guidance requires that entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

In connection with its authority to engage in the private placement of securities pursuant to its FINRA Membership Agreement, the Company principally serves as a private placement agent and assists financial sponsors, such as private equity funds and private companies, with raising capital, largely from institutional investors, family offices, and through financial advisors to high-net-worth individuals

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's Membership Agreement also permits it to engage in mergers and acquisitions advisory services. Compensation for these activities is typically received in the form of a placement fee, typically structured as a percentage of the assets raised (in the case of private equity funds or private companies), or a share of the fees earned by the fund manager (in the case of hedge funds). In addition, the Company sometimes earns retainer fees to conduct capital-raising efforts or mergers and acquisitions advisory services and is paid these fees regardless of the success of any proposed transaction. Placement fees are considered earned and recorded when received, which is on or after the date on which the capital is invested and the relevant securities are transferred from the sponsor to the investors. Success-based fees for investment banking services are recognized at the closing of a transaction.

Placement fees may be paid to the Company at closing, or periodically over time. For private company capital raises, and M&A advisory services, the fee is typically paid fully upon closing of the investment(s). For private equity fund raises, the fees are typically paid to the company pro-rata over a two-year period. For hedge funds raises, the Company typically earns a portion of the management and incentive fees received by the manager for a period of time and are often therefore received quarterly or semi-annually over a trailing period. Consulting fees are earned when services are provided.

3.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1.

At March 31, 2026, the Company's Net Capital was $301,808 which was above the required Net Capital by $286,462. At March 31, 2025, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.76% to 1.

4.   CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

The accounts receivable opening balance as of March 31, 2025 was $143,993 and as of March 31, 2026 was $83,001. Of the accounts receivable outstanding as of March 31, 2025, 85% was due from one customer.

5.   COMMITMENTS AND CONTINGENCIES

The Company is not aware of any commitments or contingencies that would impact its operations or its Statement of Financial Condition.

6.   **SUBSEQUENT EVENTS**

Management has evaluated for disclosure the impact of all subsequent events through the issuance date of this financial statement. No such events require disclosure.